April 29, 2019

Pamela F. Roper, Esq.
Executive Vice President, General Counsel, and Corporate Secretary Cousins Properties Incorporated
3344 Peachtree Street NE, Suite 1800
Atlanta, Georgia 30326

       Re: Cousins Properties Incorporated
           S-4 filed April 19, 2019
           File No. 333-230968

Dear Ms. Roper, Esq.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kim McManus at 202-551-3215 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities